Exhibit 99.60

(Execution Copy)

UNDERWRITING AGREEMENT

October 20, 2010

Hochschild Mining plc and Hochschild Mining Holdings Limited
Calle La Colonia No. 180
Urb. El Vivero
Santiago de Surco
Lima 33

Attention:     Ignacio Bustamante
Chief Executive Officer

- and -

Lake Shore Gold Corp.
181 University Avenue, Suite 2000
Toronto, Ontario
M5H 3M7

Attention:     Mr. Anthony Makuch
President & Chief Executive Officer

Dear Sirs:

The undersigned, RBC Dominion Securities Inc. (“RBC”), BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (individually, an “Underwriter” and collectively, the “Underwriters”), understand that Hochschild Mining plc through its affiliate, Hochschild Mining Holdings Limited (together, the “Selling Shareholder”), proposes to sell to the Underwriters 109,000,000 common shares of Lake Shore Gold Corp. (the “Corporation”) at the Purchase Price (as hereinafter defined) per common share. The aggregate gross proceeds from the sale of such common shares of the Corporation will be $392,400,000. None of such proceeds will be payable to the Corporation.

The Underwriters propose to distribute the Securities (as defined below) in Canada pursuant to the Final Prospectus (as defined below), in the United States in compliance with the exemption from registration provided by Rule 144A (as defined below) and in other jurisdictions, all in the manner contemplated by this Agreement.

Subject to the terms and conditions contained in this Agreement, the Underwriters agree to purchase severally and not jointly in the respective percentages set out in section 16(a), and by its acceptance hereof, the Selling Shareholder agrees to sell to the Underwriters, 109,000,000 common shares of the Corporation beneficially owned by it at the Purchase Price per common share. The 109,000,000 common shares of the Corporation being distributed by the Underwriters on the basis described in this Agreement are referred to herein collectively as the “Securities”.

DEFINED TERMS

“affiliate”, “distribution”, “material fact”, “material change”, “misrepresentation” and “subsidiary” have the respective meanings ascribed to such terms in the Securities Act (Ontario);

“Agreement” means this agreement between the Corporation, the Selling Shareholder and the Underwriters, including the Schedules and appendices attached hereto;

“AIF” means the annual information form of the Corporation dated as of March 10, 2010 for the financial year ended December 31, 2009 and filed under NI 51-102;

“Business Day” means a day which is not: (i) a Saturday or Sunday or (ii) a statutory or civic holiday or a day on which commercial banks are not open for business in Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, rules and forms thereunder together with applicable orders, rulings, published instruments, notices and published policy statements of the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the closing of the purchase and sale of the Securities;

“Closing Date” means November 3, 2010 or such other date as the Corporation, the Selling Shareholder and the Underwriters may agree upon in writing, provided that in no event shall such date be later than the Latest Closing Date;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation, the Underwriters and the Selling Shareholder may agree upon in writing;

“Corporation” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Corporation’s Auditors” means Deloitte & Touche LLP;

“Corporation’s Counsel” means Cassels Brock & Blackwell LLP;

“Corporation’s Information Record” means any statement contained in the AIF, any press release, material change report, financial statement or other document of the Corporation which has been publicly filed and/or disseminated pursuant to any Canadian Securities Laws since December 31, 2009 or is publicly filed and/or disseminated pursuant to any Canadian Securities Laws prior to the Closing Time;

“Currently Issuable Shares” means the common shares of the Corporation issuable pursuant to the Corporation’s stock option plan and outstanding warrants and property option agreements as set out on Schedule “A” to this Agreement;

“Defaulted Securities” has the meaning ascribed to such term in section 16(a) of this Agreement;

“Directors” means the directors of the Corporation;

“Documents Incorporated by Reference” means the documents set out in the Preliminary Prospectus under the heading “Documents Incorporated by Reference” and all other documents incorporated or deemed to be incorporated by reference into the Final Prospectus and any Prospectus Amendment by Canadian Securities Laws;

“Final Prospectus” means the final short form prospectus of the Corporation relating to the Offering, including the Documents Incorporated by Reference;

“Governmental Authority” means any domestic or foreign supranational, national, state, provincial, municipal or local government, court, administrative agency, commission or other government official, authority or instrumentality, any legislative, executive, judicial or administrative body, any stock exchange, any regulatory agency or organization or any person having or exercising jurisdiction in the relevant circumstances;

“Governmental Licenses” has the meaning ascribed to such term in section 8(kk) of this Agreement;

“Indemnified Persons” means the Underwriters and each of their respective directors, officers, employees, direct shareholders, affiliates, subsidiaries and agents;

“Latest Closing Date” means the date that is 42 days after the date of the receipt issued for the Final Prospectus;

“Liens” means, in respect of property or assets, any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatsoever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, such property or assets;

“Losses” means losses, claims, costs, damages, liabilities or expenses (including, without limitation, expenses of investigation and defending against any claims or litigation as the same are incurred), other than loss of profits;

“material” means, in relation to the Corporation, material to the Corporation together with its subsidiaries, considered as a whole, after giving effect to the transactions contemplated by the Final Prospectus or this Agreement to be completed at or prior to the Closing Time;

“Material Adverse Effect” means a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation and its subsidiaries taken as a whole;

“Material Subsidiaries” means the direct and indirect subsidiaries of the Corporation listed in the AIF under the heading “Corporate Structure — Intercorporate Relationships”;

“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“NI 43-101” means National Instrument 43-101 — Standards for Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations;

“Offering” means the offering of the Securities pursuant to the Prospectus;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation relating to the Offering, including the Documents Incorporated by Reference;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, including in each case the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment or supplement to the Preliminary Prospectus or to the Final Prospectus, including the Documents Incorporated by Reference;

“Purchase Price” means $3.60 for each common share of the Corporation;

“Qualified Institutional Buyers” means “qualified institutional buyers” as such term is defined in Rule 144A(a)(1) of the U.S. Securities Act;

“Qualifying Jurisdictions” means each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec;

“RBC” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” has the meaning ascribed to such term in the third paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Shareholder” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Selling Shareholder Information” means any information relating solely to the Selling Shareholder and provided by the Selling Shareholder specifically for inclusion in the Prospectus and the U.S. Private Placement Memorandum, consisting of the disclosure in the Prospectus in the first two paragraphs under the heading “Selling Shareholder”;

“Selling Shareholder’s Counsel” means Stikeman Elliott LLP and Linklaters LLP;

“Shareholders” means the holders of common shares of the Corporation;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the common shares of the Corporation;

“TSX” means the Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings ascribed to such terms in the first paragraph of this Agreement;

“Underwriters’ Counsel” means Osler, Hoskin & Harcourt LLP;

“Underwriters’ Fee” means the fee payable by the Corporation to the Underwriters pursuant to section 6 of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the Underwriters’ respective United States broker dealer affiliates;

“U.S. Private Placement Memorandum” means the private placement offering memorandum for the offering of the Securities in the United States; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

TERMS AND CONDITIONS

1.                                                           Filing Prospectus

The Corporation shall, as soon as possible and in any event not later than 5:00 p.m. (Toronto time) on October 20, 2010, have prepared and filed in each of the Qualifying Jurisdictions the Preliminary Prospectus (in the English and French languages) and other related documents relating to the proposed distribution of the Securities and obtained a receipt for the Preliminary Prospectus from the Ontario Securities Commission (as the Corporation’s principal regulator) as contemplated by MI 11-102 with the result that a receipt shall be deemed to have been issued by each of the securities regulatory authorities in the Qualifying Jurisdictions for the Preliminary Prospectus. The Corporation shall, as soon as possible after any comments of the securities regulatory authorities in the Qualifying Jurisdictions have been resolved and in any event not later than 5:00 p.m. (Toronto time) on October 27, 2010 (or by such later date or dates as may be determined by the Underwriters, the Corporation and the Selling Shareholder), have prepared and filed in each of the Qualifying Jurisdictions the Final Prospectus (in the English and French languages) and other related documents relating to the proposed distribution of the Securities and obtained a receipt for the Final Prospectus from the Ontario Securities Commission (as the Corporation’s principal regulator) as contemplated by MI 11-102 with the result that a receipt shall be deemed to have been issued by each of the securities regulatory authorities in the Qualifying Jurisdictions for the Final Prospectus, and shall have fulfilled and complied with, to the reasonable satisfaction of the Underwriters and the Selling Shareholder, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Securities to be lawfully distributed to the Underwriters or distributed to the public, as the case may be, in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions. The Prospectus shall provide that the Underwriters may offer the Securities at a lower price than that stated on the cover page of the Prospectus. The Corporation shall fulfil and comply with Canadian Securities Laws required to be fulfilled or complied with by the Corporation to permit the sale of the Securities in the Qualifying Jurisdictions as freely tradeable common shares of the Corporation, subject to any required regulatory approval, and the Corporation shall use all commercially reasonable efforts to obtain any such regulatory approval as soon as practicable after the date hereof.

2.                                                           Due Diligence

Prior to the filing of the Final Prospectus, and if applicable, prior to the filing of any Prospectus Amendment, the Corporation shall have allowed the Underwriters, the Selling Shareholder and their respective counsel to participate fully in the preparation of the Prospectus, shall have provided access to the Corporation’s management and shall have allowed the Underwriters, the Selling Shareholder and their respective counsel to conduct all due diligence investigations which they reasonably require in order to, in the case of the Underwriters, fulfil their obligations as underwriters and enable them to execute the certificates required to be executed by them in the Prospectus. All information requested by the Underwriters, the Selling Shareholder and their respective counsel and technical consultants, if any, in connection with the due diligence investigations of the Underwriters and the Selling Shareholder will be used only in connection with the Offering. The Underwriters shall have the full cooperation of the Corporation’s management to provide such assistance in marketing the Offering as the Underwriters may reasonably require, and management of the Corporation and the Selling

Shareholder will make themselves available to provide assistance in marketing the Offering as the Underwriters may reasonably request.

It shall be a condition precedent to (i) the Underwriters’ execution of any certificate in any Prospectus, that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum to any purchaser or prospective purchaser, that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document. It shall be a condition precedent to (i) the Selling Shareholder’s execution of a certificate, if any, in any Prospectus, that the Selling Shareholder be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum to any purchaser or prospective purchaser, that the Selling Shareholder be satisfied as to the form and substance of such document.

3.                                                           Restrictions on Sale Outside the Qualifying Jurisdictions; Representations, Warranties and Covenants of the Underwriters

The Underwriters severally agree not to distribute or offer the Securities in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Securities only in the Qualifying Jurisdictions and in accordance with all applicable laws. However, the Corporation, the Selling Shareholder and each Underwriter acknowledge that the U.S. broker-dealer affiliates of the Underwriters may offer or resell the Securities to Qualified Institutional Buyers within the United States pursuant to Rule 144A in accordance with Schedule “B” hereto, provided that no such action on the part of the Underwriters or their U.S. broker-dealer affiliates shall in any way oblige the Corporation to register any Securities under the U.S. Securities Act or the securities laws of any state in the United States.

Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this section 3.

Each Underwriter hereby severally, and not jointly, represents and warrants to the Corporation and the Selling Shareholder that:

(i)                        it is, and will remain until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder; and

(ii)                     it has the requisite corporate power, authority and capacity to enter into this Agreement and carry out its obligations under this Agreement on the terms and conditions set forth herein.

It is understood that the Underwriters will receive at the Closing Time a legal opinion dated the Closing Date from the Underwriters’ Counsel with respect to transactions referred to in and contemplated by this Agreement, as the Underwriters may reasonably request; provided that the Underwriters’ Counsel shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the Province of Ontario and as to matters of fact, on certificates of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials, and provided further that the Underwriters’ Counsel shall be entitled to rely upon the opinion of the

Corporation’s Counsel or local counsel with respect to the matters in section 10(a)(i) of this Agreement.

4.                                                           (a)                     Deliveries on Filing

Concurrently with the filing of the Preliminary Prospectus or Final Prospectus, as the case may be, under Canadian Securities Laws, the Corporation shall deliver to the Underwriters:

(i)                      a copy of the Preliminary Prospectus or Final Prospectus, as applicable, including all Documents Incorporated by Reference (to the extent not available on SEDAR), signed and certified as required by the Canadian Securities Laws applicable in the Qualifying Jurisdictions;

(ii)                   a copy of the preliminary U.S. Private Placement Memorandum or the final U.S. Private Placement Memorandum, as applicable;

(iii)                a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection with the Offering;

(iv)               a “long-form” comfort letter of the Corporation’s Auditors dated as of the date of the Final Prospectus (with the requisite procedures to be completed by the Corporation’s Auditors within two Business Days of the date of the Final Prospectus) addressed to the Underwriters, the Selling Shareholder, the Corporation and the Directors in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation and other numerical data in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ report incorporated by reference into the Prospectus and any auditors’ comfort letters addressed to the securities regulatory authorities in the Qualifying Jurisdictions;

(v)                  opinions of BCF, LLP, dated the date of the Preliminary Prospectus and the date of the Final Prospectus, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Selling Shareholder, the Corporation and the Directors, to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, except for the audited consolidated financial statements of the Corporation for the year ended December 31, 2009, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis dated March 9, 2010, the audited consolidated interim financial statements of the Corporation for the three and six month periods ended June 30, 2010, together with the notes thereto and the related management’s discussion and analysis dated August 9, 2010 and the information in the Preliminary Prospectus and the Final Prospectus under the headings “Consolidated Capitalization” on page [4], “Auditors’ Consent” on page A-1 and “Auditors’ Consent” on page A-2 (collectively, the “Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof; and

(vi)               opinions of Deloitte & Touche LLP dated the date of the Preliminary Prospectus and the date of the Final Prospectus, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Selling Shareholder, the Corporation and the Directors, to the effect that the French language version of the Financial Information contained in the Preliminary Prospectus and the Final Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof.

(b)                    Delivery of Prospectus Amendments

When the Corporation is required to prepare a Prospectus Amendment, the Corporation shall also prepare and deliver promptly to the Underwriters and the Selling Shareholder a signed copy of such Prospectus Amendment along with all Documents Incorporated by Reference which have not been previously delivered or which are not available on SEDAR. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters and the Selling Shareholder, as applicable, documents, opinions and comfort letters substantially similar to those referred to in sections 4(a)(ii), (iii), (iv), (v) and (vi) to the extent they are in need of updating or revision.

(c)                    Representations as to the Prospectus

Delivery of the executed form of the Prospectus to the Underwriters shall constitute a representation and warranty by the Corporation to the Underwriters that as at the date of delivery:

(i)        all information and statements (except information and statements relating solely to the Underwriters and the Selling Shareholder Information) contained in the Prospectus are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the common shares of the Corporation;

(ii)       no material fact or information has been omitted from such disclosure (except that no representation or warranty is given regarding facts or information relating solely to the Underwriters or the Selling Shareholder Information) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)     except with respect to information and statements relating solely to the Underwriters and the Selling Shareholder Information, such document complies in all material respects with the requirements of Canadian Securities Laws.

Delivery of the executed form of the Prospectus (provided that such form of the Prospectus has been consented to by the Selling Shareholder, as evidenced by the filing of the Prospectus in the Qualifying Jurisdictions without protest by the Selling Shareholder) to the Underwriters shall constitute a representation and warranty by the Selling Shareholder to the Underwriters that as at the date of delivery:

(iv)      all Selling Shareholder Information contained in the Prospectus is true and correct and contains no misrepresentation and constitutes full, true and plain disclosure of all material facts relating to such matters furnished by the Selling Shareholder; and

(v)       no material fact or information has been omitted from any of the Selling Shareholder Information which is required to be stated in the Selling Shareholder Information or is necessary to make the Selling Shareholder Information not misleading in light of the circumstances under which the statements in the Selling Shareholder Information were made.

Such deliveries shall also constitute the Corporation’s and the Selling Shareholder’s consent to the Underwriters’ use of the Prospectus and the U.S. Private Placement Memorandum for the distribution of the Securities in compliance with the provisions of this Agreement and Canadian Securities Laws and applicable U.S. securities laws.

(d)                    Commercial Copies

The Corporation shall deliver, without charge to the Underwriters, commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) and the corresponding preliminary, final and, if applicable, amended, versions of the U.S. Private Placement Memorandum in such numbers and cities as the Underwriters may reasonably request. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day (for deliveries in Toronto) and on or before a date which is two Business Days (for deliveries in any other cities) after the issuance of the receipt under Canadian Securities Laws for the Preliminary Prospectus, the Final Prospectus or Prospectus Amendment, as the case may be.

(e)                    Notice of Completion of Distribution

The Underwriters shall after the Closing Date:

(i)        use their commercially reasonable efforts to complete the distribution and offering of the Securities as soon as reasonably practicable; and

(ii)       give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed the distribution and offering of the Securities and of the total proceeds realized in each of the Qualifying Jurisdictions from the sale of the Securities.

5.                                                           Material Change During Distribution

(a)                    Material Changes

During the period from the date hereof to the completion of the distribution of the Securities, each of the Corporation and, to the extent it has knowledge of such matters, the Selling Shareholder, shall promptly notify the Underwriters in writing of:

(i)                      the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or any of its Material Subsidiaries;

(ii)                   any material fact which has arisen or been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and

(iii)                any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue or which would result in a misrepresentation therein or which would result in the Prospectus not complying with Canadian Securities Laws.

Each of the Corporation and the Selling Shareholder shall in good faith discuss with the Underwriters any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this section 5(a).

(b)                  Change in Canadian Securities Laws

If, during the period of distribution of the Securities, there shall be any change in the Canadian Securities Laws which, in the reasonable opinion of the Underwriters (on advice from legal counsel), requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters and the Selling Shareholder, each acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Jurisdictions where such filing is required.

(c)                    Filings Relating to Material and Other Changes

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters and the Selling Shareholder, with all applicable filings and other requirements under Canadian Securities Laws as a result of facts or changes referred to in sections 5(a) and 5(b) of this Agreement; provided that the Corporation shall not file any Prospectus Amendment or other document without first obtaining the approval of the Underwriters and the Selling Shareholder, after consultation with the Underwriters and the Selling Shareholder with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall cooperate in all respects with the Underwriters and the Selling Shareholder to allow and assist the Underwriters, the Selling

Shareholder and their respective counsel to participate fully in the preparation of any Prospectus Amendment and shall allow the Underwriters, the Selling Shareholder and their respective counsel to conduct any and all due diligence investigations which they reasonably require in order to, in the case of the Underwriters, fulfil their obligations as underwriters and enable them to execute the certificate required to be executed by them in the Prospectus Amendment.

(d)                  Change in Date of Closing

If a material change or a change in a material fact occurs prior to the Closing, then, subject to section 11 of this Agreement, the date of the Closing shall be, unless the Corporation, the Underwriters and the Selling Shareholder otherwise agree in writing, the sixth Business Day following the later of:

(i)                      the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation’s Counsel have been received by the Underwriters and the Selling Shareholder; and

(ii)                   the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with section 4(d) of this Agreement;

provided, however in no event shall the date of the Closing be later than the Latest Closing Date.

6.                                                           Services Provided by Underwriters

The Securities will be distributed and offered in the Qualifying Jurisdictions in compliance with the Canadian Securities Laws. In consideration for their services in acting as underwriters for the Offering, in assisting in the preparation of the Prospectus, participating in and managing selling or other groups for the sale of the Securities and in distributing and offering the Securities, both directly and to other registered dealers and brokers, and indirectly through such other registered dealers and brokers, and in performing administrative work in connection with the distribution and offering of the Securities, the Selling Shareholder agrees to pay to the Underwriters, out of the proceeds from the sale of the Securities, an Underwriters’ Fee equal to 4.0% of the aggregate Purchase Price of the Securities. The Underwriters’ Fee shall be payable to the Underwriters in the manner provided for in section 7 of this Agreement.

Each of the Corporation and the Selling Shareholder agrees that the Underwriters will be permitted to appoint other registered dealers or brokers as their agents to assist in the offering of the Securities, and that the Underwriters may determine the remuneration, if any, payable to such other dealers or brokers, in which case the Underwriters will be responsible for paying the remuneration to such other dealers or brokers.

The obligations of the Underwriters under this section 6 are several and not joint or joint and several. Subject to section 13 of this Agreement, no Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any agent appointed by any other Underwriter.

7.                                                         (a)               Delivery of Purchase Price, Underwriters’ Fee and Certificates

The Closing shall be completed at the Closing Time at the offices of the Corporation’s Counsel in Toronto, or at such other place in Toronto as the Underwriters, the Corporation and the Selling Shareholder may agree upon. At the Closing Time, the Selling Shareholder shall deliver to the Underwriters one or more definitive certificates representing the Securities duly endorsed for transfer and the Selling Shareholder shall arrange for and deliver to the Underwriters new share certificates registered in such name or names as RBC, on behalf of itself and the other Underwriters, may notify the Corporation and the Selling Shareholder in writing not less than two Business Days prior to the Closing Date against payment by the Underwriters to the Selling Shareholder, or as directed by the Selling Shareholder, of the aggregate Purchase Price for the Securities, net of the Underwriters’ Fee, in lawful money of Canada by wire transfer of immediately available funds, together with a receipt signed by RBC, on behalf of itself and the other Underwriters, for such certificate(s). The Underwriters shall contemporaneously deliver to the Selling Shareholder a receipt for the Underwriters’ Fee signed by RBC, on behalf of itself and the other Underwriters. At Closing, the Selling Shareholder shall pay to the Corporation the fees and expenses required to be paid under section 15.

(b)                  Delivery of Certificates

The Selling Shareholder shall, prior to the Closing Date, make all necessary arrangements with the Transfer Agent and any other parties for the delivery at the Closing of the definitive certificate(s) representing the transferred Securities, in forms satisfactory to the Underwriters in such numbers and registered in such names as shall be designated by RBC, on behalf of itself and the other Underwriters, not less than two Business Days prior to the Closing Date. In connection with the foregoing, the Selling Shareholder shall make all necessary arrangements with the Corporation, the Transfer Agent and any other parties for the transfer and re-registration of the Securities in order to facilitate the delivery of the certificate(s) for the Securities in the manner contemplated by section 7(a) and this section 7(b), including without limitation obtaining signature guarantees or complying with other requirements of the Transfer Agent for such transfer and re-registration.

The Selling Shareholder shall pay all fees and expenses payable to the Transfer Agent and other parties in connection with the transfer, delivery, certification and exchange of the Securities contemplated by this section 7(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Securities pursuant to the Offering.

8.                                                           Representations, Warranties and Covenants of the Corporation

The Corporation represents and warrants to, and covenants with, the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in purchasing the Securities from the Selling Shareholder that:

(a)                    the Corporation (i) has been duly continued to and is validly existing under the laws of Canada and is up to date in all material regulatory filings; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to enter into this Agreement and to carry out the provisions of this Agreement;

(b)                   each of the Material Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets and (ii) is current with all filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business;

(c)                    the Corporation is the registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries and no other person has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of any such Material Subsidiary;

(d)                   other than the Material Subsidiaries, the Corporation has no other subsidiaries or equity interests in other persons which are engaged in active business or which possess any assets or liabilities which are material to the business, business prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, considered as a whole;

(e)                    the Corporation and each of the Material Subsidiaries are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Corporation and the Material Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect;

(f)                      except for the distribution of the assets and liabilities of LSG Holdings Corp. in contemplation of its voluntary dissolution, none of the Corporation or any of the Material Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

(g)                   the authorized capital of the Corporation consists of an unlimited number of common shares, of which 376,460,506 common shares are issued and outstanding as of October 19, 2010;

(h)                   all Currently Issuable Shares of the Corporation are disclosed in Schedule “A”, and no person has any other agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation, except for the Selling Shareholder pursuant to the strategic alliance agreement between the Corporation and the Selling Shareholder referred to in the Prospectus;

(i)                       no securities commission, stock exchange or other regulatory authority has issued any order preventing or suspending the use of the Prospectus or trading in the common shares of the Corporation;

(j)                       the Corporation has all requisite corporate power and authority to enter into this Agreement and to duly observe and perform all of its covenants and obligations set out herein;

(k)                    since December 31, 2009:

(i)                      there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(ii)                   there has not been any material change in the capital stock or long-term debt of the Corporation or any Material Subsidiary that has not been publicly disclosed;

(iii)                there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Corporation or any Material Subsidiary that has not been publicly disclosed; and

(iv)               except as has been publicly disclosed, the Corporation and the Material Subsidiaries have carried on their business in the ordinary course;

(l)                       the audited financial statements of the Corporation as at December 31, 2009 and unaudited financial statements of the Corporation for any subsequent periods which have been delivered by the Corporation to its securityholders or otherwise form part of or have been included in a document that forms part of the Corporation’s Information Record prior to the Closing Date were complete and accurate as at the respective dates thereof and presented fairly the financial condition of the Corporation and the Material Subsidiaries for the periods then ended;

(m)                 no Document Incorporated by Reference contained a misrepresentation as at its date of public dissemination;

(n)                   except as disclosed in the Preliminary Prospectus, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or any Material Subsidiaries) pending or, to the knowledge of the Corporation and its directors and officers, threatened against or affecting the Corporation (including any of its predecessor companies) or the Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Corporation, would in any way materially adversely affect the Corporation and the Material Subsidiaries considered as a whole or the condition (financial or otherwise) of the Corporation and the Material Subsidiaries considered as a whole or which questions the validity of the issuance of any common shares of the Corporation or any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or any of the transactions contemplated hereby;

(o)                   neither the Corporation nor any of the Material Subsidiaries is in default or in breach of, and the execution and delivery of this Agreement by the Corporation, the performance and compliance with the terms of this Agreement by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts, and no event has occurred which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under (i) any Canadian federal or provincial statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws and the by-laws, rules and regulations of the TSX; (ii) the constating documents, articles or resolutions of the directors, shareholders or committees of the Corporation which are in effect at the date hereof; (iii) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Corporation or any Material Subsidiary or the property or assets of any of them; which conflict, breach, violation or default in any of the cases referred to in (i) to (iv) of this paragraph, or the consequences thereof, would alone or in the aggregate result in a Material Adverse Effect;

(p)                   the Corporation is a “reporting issuer” in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, is not in default in any material respect under any Canadian Securities Laws applicable in such provinces and is in compliance, in all material respects, with the by-laws, rules, policies and regulations of the TSX. In particular, without limiting the foregoing, the Corporation is in compliance with its obligations to make timely disclosure of all material changes relating to it since December 31, 2009 (other than in respect of material change reports filed on a confidential basis and thereafter made public and material change reports filed on a confidential basis and in respect of which the material change never came to fruition), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed. The Corporation is qualified under National Instrument 44-101

— Short Form Prospectus Distributions to file a prospectus in the form of a short form prospectus;

(q)                   to the Corporation’s knowledge, the Corporation’s Auditors are independent in accordance with their rules of professional conduct in Ontario;

(r)                      no portion of the Corporation’s Information Record contained a misrepresentation as at its date of public dissemination;

(s)                    there has never been any reportable event (within the meaning of NI 51-102) with the Corporation’s Auditors or any former auditor of the Corporation;

(t)                      the Corporation and the Material Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith, and the Corporation has no knowledge of any tax deficiency which might be assessed against the Corporation or any such Material Subsidiary and which, if so assessed, might have a Material Adverse Effect;

(u)                   all mineral exploration and mining operations currently being conducted by the Corporation and its Material Subsidiaries are being conducted pursuant to all applicable environmental rules and regulations and in accordance with acceptable environmental practices;

(v)                   none of the Canada Revenue Agency or any foreign taxation authority has asserted or, to the best of the Corporation’s knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Material Subsidiary filed for any year which would have a Material Adverse Effect;

(w)                 policies of insurance in force as at the date hereof naming the Corporation as an insured adequately cover all risks reasonably and prudently foreseeable in the current operation and conduct of the business of the Corporation and the Material Subsidiaries which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self insurance;

(x)                     all of the issued and outstanding common shares of the Corporation are listed and posted for trading on the TSX;

(y)                   the Corporation has, or will have at the Closing Time, obtained all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws and the by-laws, rules and regulations of the TSX necessary to the performance by the Corporation of its obligations under this Agreement;

(z)                     prior to the filing of the Final Prospectus and any Prospectus Amendment, the Corporation will allow the Underwriters and the Selling Shareholder to participate fully in the preparation of the Final Prospectus and any Prospectus Amendment and will allow the Underwriters, the Selling Shareholder and their respective counsel to conduct all due diligence investigations which they reasonably require in order to, in the case of the Underwriters, fulfil their obligations as underwriters and enable them to execute the certificates required to be executed by them in the Final Prospectus and any Prospectus Amendment;

(aa)              the Corporation will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment (collectively referred to in this section 8 only, the “Offering Documents”) as they may reasonably request for the purposes contemplated hereunder and contemplated by the Canadian Securities Laws and such delivery shall constitute the consent of the Corporation to the use of such documents in connection with the distribution of the Securities, subject to the provisions of the Canadian Securities Laws and the provisions of this Agreement;

(bb)            the Offering Documents will, at the respective dates of delivery thereof, contain full, true and plain disclosure of all material facts relating to each of the Offering, the Corporation and the Securities (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein or to the Selling Shareholder Information);

(cc)              none of the Offering Documents will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Offering Documents furnished to the Corporation by or on behalf of the Underwriters specifically for use therein or to the Selling Shareholder Information);

(dd)            this Agreement has been, or will be by the Closing Time, duly authorized, executed and delivered by the Corporation and is or will be legally binding upon the Corporation and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law. At the Closing Time, all necessary corporate action (including without limitation obtaining approval of the board of directors of the Corporation) will have been taken by the Corporation to authorize this Agreement and the transactions contemplated herein. The Securities have been validly issued and are outstanding as fully paid and non-assessable shares of the Corporation;

(ee)              the Preliminary Prospectus and the Final Prospectus will contain the disclosure required by Canadian Securities Laws and will accurately summarize, in all material respects, the attributes of the Securities;

(ff)                  other than the Underwriters, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the Offering of the Securities;

(gg)            the Corporation will promptly notify the Underwriters and the Selling Shareholder in writing if, prior to termination of the distribution of the Securities, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a material change or change in a material fact relating solely to the Underwriters or relating to the Selling Shareholder Information) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Corporation or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment or could render any of the foregoing not in compliance with any of the Canadian Securities Laws;

(hh)            in respect of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph, the Corporation will, to the reasonable satisfaction of the Underwriters and the Selling Shareholder, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the securities regulatory authorities in the Qualifying Jurisdictions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Prospectus Amendment, as the case may be, or press release and material change report as may be required under the Canadian Securities Laws and shall comply with all other applicable filing and other requirements under the Canadian Securities Laws including, without limitation, any requirements necessary to qualify the distribution of the Securities, and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Prospectus Amendment. The Corporation shall not file any such new or amended disclosure documentation without first obtaining the approval of the form and content thereof by the Underwriters and the Selling Shareholder, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters and the Selling Shareholder a reasonable opportunity for review of the proposed forms; provided that the Corporation shall not be required to file a registration statement or either register or qualify the Securities for distribution outside of Canada;

(ii)                    the Corporation will in good faith discuss with the Underwriters and the Selling Shareholder as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs;

(jj)                    the minute books and corporate records of the Corporation and the Material Subsidiaries made or to be made available to counsel to the Underwriters, or its local agent counsel in connection with its due diligence investigation of the Corporation for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are exact duplicates of the original minute books and records of the Corporation and such Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Corporation and such Material Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Corporation or such Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation;

(kk)              the Corporation and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”)issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Corporation and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Corporation nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(ll)                    the Corporation or its subsidiaries, as applicable, has good and valid title to all real property owned or leased by the Corporation and each of its subsidiaries, free and clear of all mortgages, liens, security interests, claims, restrictions or encumbrances of any kind except: (a) as described in the Prospectus, or (b) where any defect in or absence of such title would not, singly or in the aggregate, result in a Material Adverse Effect;

(mm)      with respect to information set forth in the Prospectus: (a) information relating to the Corporation’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Corporation or independent consultants to the Corporation as being consistent with the Corporation’s mineral reserve and mineral resource estimates as at the date they were prepared, (b) the mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101 by or under the supervision of a qualified person, as defined in NI 43-101, (c) the methods used in estimating the Corporation’s mineral reserves and mineral resources are in accordance with NI 43-101 accepted mineral reserve and mineral resource estimation practices, and (d) the Corporation has duly filed in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 and applicable Canadian Securities Laws and all such reports (as amended) comply with the requirements of NI 43-101;

(nn)            the Corporation or one of its subsidiaries holds freehold title, mining leases, mining claims, mining concessions or other conventional proprietary interests or rights recognized in the jurisdiction in which each material mining property described in the Prospectus is located, in respect of the minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Corporation or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto, with only such exceptions as are described in the Prospectus or as would not have a Material Adverse Effect. In addition, the Corporation or one of its subsidiaries has all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Corporation or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each material mining property described in the Prospectus, all as referred to in the Prospectus, with only such exceptions as are described in the Prospectus or as do not have a Material Adverse Effect. Each of the aforementioned interests and rights is currently in good standing except as are described in the Prospectus or those interests and rights which, if not kept in good standing, would not have a Material Adverse Effect;

(oo)            other than the acquisition of West Timmins Mining Inc., for which the Corporation has filed a business acquisition report dated November 17, 2009 on SEDAR, the Corporation has not, since January 1, 2009, completed any acquisition that is a “significant acquisition” for the purpose of Part 8 of NI 51-102, nor is it proposing to complete any acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectus;

(pp)            the Corporation’s most recent public pronouncements concerning its expectations for future financial results continue to be correct in all material respects; and

(qq)            to the knowledge of the Corporation, except for the Selling Shareholder as contemplated in this Agreement, none of the Corporation’s “insiders” (as defined in the Securities Act (Ontario)) has sold any securities issued by the Corporation or otherwise taken steps to reduce its, his or her financial exposure to the price or value of the common shares of the Corporation within the past 15 days.

The representations, warranties and covenants of the Corporation set out in the schedules to this Agreement are hereby incorporated herein by reference.

9.                                                         Representations, Warranties and Covenants of the Selling Shareholder

The Selling Shareholder represents and warrants to, and covenants with, the Underwriters, acknowledging that the Underwriters are relying upon such representations, warranties and covenants in purchasing the Securities from the Selling Shareholder that:

(a)                    the Selling Shareholder is a corporation constituted and validly existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and no proceedings have been instituted or are pending for the dissolution or liquidation of the Selling Shareholder;

(b)                   the Selling Shareholder has the requisite corporate power, authority and capacity to (i) sell the Securities as contemplated in this Agreement; and (ii) enter into this Agreement and to carry out its obligations under this Agreement;

(c)                    the execution and delivery of this Agreement by the Selling Shareholder and the performance of its obligations contemplated hereby have been duly authorized by all necessary corporate action of the Selling Shareholder, and this Agreement has been duly executed and delivered by the Selling Shareholder and constitutes a legal, valid and binding obligation of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(d)                   the transactions contemplated by this Agreement do not and will not result in a breach of or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (i) any statute, law, rule, or regulation applicable to the Selling Shareholder; (ii) the constating documents, by-laws or resolutions of the directors or shareholders of the Selling Shareholder; (iii) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Selling Shareholder is a party or by which it is bound, which breach, violation or default in the case of this clause (iii) would result in a Lien on the Securities or would prevent or restrict the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions; or (iv) any judgment, decree or order binding the Selling Shareholder in respect of the Securities;

(e)                    other than as will have been obtained prior to the Closing Time under applicable Canadian Securities Laws, no consent, approval, permit, authorization, order, registration or qualification or filing with any Governmental Authority or any listing or financial services authority is required to be obtained or made by the Selling Shareholder in connection with the execution and delivery of this

Agreement or the consummation of the transactions contemplated by this Agreement;

(f)                      the Selling Shareholder did not determine to dispose of the Securities on the basis of a material fact or material change with respect to the Corporation that has not been publicly disclosed or which is not disclosed in the Prospectus and the Selling Shareholder is not aware of such a material fact or material change;

(g)                   there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Selling Shareholder) current, pending or threatened against or affecting the Selling Shareholder in relation to the Securities at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Authority;

(h)                   the Selling Shareholder is the sole beneficial owner of the Securities with good and marketable title thereto, free and clear of any and all Liens and has the sole right to sell, assign, transfer and otherwise dispose of, and vote, the Securities. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Selling Shareholder of any of the Securities beneficially owned by the Selling Shareholder or has any interest in the Securities or right to the Securities; and

(i)                       other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Selling Shareholder who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

10.                                                    Conditions to the Purchase of Securities

(a)                   Closing Time

The obligation of the Underwriters to purchase the Securities on the Closing Date shall be subject to the accuracy of the representations and warranties of the Corporation and the Selling Shareholder contained herein both as of the date hereof and as of the Closing Date, the performance by each of the Corporation and the Selling Shareholder of its obligations hereunder and the following additional conditions:

(i)                      the Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters and, if necessary for purposes of the opinions of Underwriters’ Counsel, to the Underwriters’ Counsel, in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, dated the Closing Date from the Corporation’s Counsel, or local counsel, as appropriate, with respect to the following matters:

(A)                the Corporation is existing under the Canada Business Corporations Act and has all requisite corporate power and authority to carry on the activities of the Corporation as now carried on and contemplated by the Prospectus, to own its property and assets described in the Prospectus and to enter into this Agreement and to carry out its obligations hereunder;

(B)                  this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms except that: (i) no opinion need be expressed as to the enforcement of rights of indemnity and contribution hereunder; (ii) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors’ rights; and (iii) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

(C)                  the execution and delivery of this Agreement by the Corporation, the fulfilment of the terms hereof by the Corporation and the sale of the Securities do not conflict with the laws of the Province of Ontario or the federal laws of Canada applicable in the Province of Ontario or the terms, conditions or provisions of the certificate of articles or articles of the Corporation (whether after notice or lapse of time or both) or any resolutions of the Directors or Shareholders (but only with respect to resolutions of the Directors or Shareholders passed or adopted since March 5, 2009);

(D)                 subject to the qualifications set out therein, confirming the opinion statements in the Final Prospectus under the heading “Eligibility for Investment” with such opinion to be supported, if required, with respect to matters of fact, by the appropriate certificate of the Corporation executed on its behalf by a senior officer of the Corporation;

(E)                   the attributes of the Securities are consistent in all material respects with the description of the Securities in the Prospectus;

(F)                   all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under applicable securities laws of the Qualifying Jurisdictions have been obtained by the Corporation under the laws of each Qualifying Jurisdiction to qualify the Securities for sale to the public in each of such Qualifying Jurisdictions through investment dealers, brokers or registrants properly registered under the applicable legislation of such Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation;

(G)                  the form of definitive share certificate representing the Securities complies with all legal requirements of the Canada Business Corporations Act, the certificate of articles and articles of the

Corporation and the resolutions of the Directors relating thereto; and

(H)                Computershare Investor Services Inc. at its offices in Toronto, Ontario is duly appointed as transfer agent and registrar for the common shares of the Corporation;

and in providing such opinion, counsel may rely upon the opinions of other local counsel where they deem such reliance proper as to the laws other than those of Canada and the Province of Ontario and as to matters of fact, on certificates or letters of the Corporation’s officers, the Transfer Agent, the Corporation’s Auditors and public and stock exchange officials;

(ii)                   the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from U.S. counsel to the Corporation in form and substance satisfactory to the Underwriters acting reasonably, to the effect that the offer and sale of the Securities to Qualified Institutional Buyers in the United States on the terms contemplated by this Agreement is exempt from the registration requirements of the U.S. Securities Act;

(iii)                the Underwriters shall have received at the Closing Time a title opinion with respect to each of the Corporation’s material property interests;

(iv)               the Underwriters shall have received at the Closing Time favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ Counsel, acting reasonably, dated the Closing Date from the Selling Shareholder’s Counsel, with respect to the following matters:

(A)                the Selling Shareholder is existing under the laws of England and Wales and has all requisite corporate power and authority to own the Securities and to enter into this Agreement and to carry out its obligations hereunder;

(B)                  all necessary corporate action has been taken by the Selling Shareholder to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(C)                  this Agreement has been duly authorized, executed and delivered by the Selling Shareholder and constitutes a legal, valid and binding obligation of the Selling Shareholder, enforceable in accordance with its terms except that: (i) no opinion need be expressed as to the enforcement of rights of indemnity and contribution hereunder; (ii) enforcement may be limited by applicable law and by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors’ rights; and (iii) equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

(D)                 the execution and delivery of this Agreement by the Selling Shareholder and the sale and delivery of the Securities to be sold at the Closing Time do not result in a breach of or default under, and do not create a state of facts that, after notice or lapse of time or both will result in a breach of or default under, and do not conflict with any of the terms, conditions or provisions of, the articles, by- laws or other constating documents or resolutions of the directors or shareholders of the Selling Shareholder, or the laws of England and Wales;

(E)                   as to the obtaining of all necessary approvals under the laws of England and Wales and of English listing or financial services authorities in connection with the execution and delivery of this Agreement by the Selling Shareholder and the performance of its obligations hereunder; and

(F)                   as to the enforceability in England and Wales against the Selling Shareholder of any judgement against the Selling Shareholder obtained in a court of law in Ontario in respect of the Selling Shareholder’s obligations under this Agreement;

(v)                   the Underwriters shall have received at the Closing Time a letter dated the Closing Date from the Corporation’s Auditors addressed to the Underwriters, the Selling Shareholder, the Corporation and the Directors, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 4(a)(iv) of this Agreement with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changes shall be acceptable to the Underwriters acting reasonably;

(vi)                the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by an appropriate officer of the Corporation addressed to the Underwriters and (if necessary for purposes of the opinions of Underwriters’ Counsel) the Underwriters’ Counsel with respect to the articles and by-laws of the Corporation, the authorizing resolutions relating to this Agreement and the Prospectus and the incumbency and specimen signatures of signing officers;

(vii)             the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by an appropriate officer of the Selling Shareholder addressed to the Underwriters with respect to the articles and by-laws of the Selling Shareholder, the authorizing resolutions relating to this Agreement and the Prospectus and the incumbency and specimen signatures of signing officers;

(viii)         the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, and signed on behalf of the Corporation by two senior officers of the Corporation addressed to the Underwriters certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Prospectus, that:

(A)                the Corporation has duly complied with all covenants and satisfied all the terms and conditions in this Agreement on its part to be performed or satisfied at or prior to the Closing Time;

(B)                  no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the common shares of the Corporation or any other securities of the Corporation in any of the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of such officers, are contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(C)                  since the respective dates as of which information is given in the Final Prospectus, as amended by any Prospectus Amendment, to the date of such certificate, there has been no material change (actual or anticipated) in any of the business, affairs, operations, assets and liabilities (contingent or otherwise) of the Corporation together with the Material Subsidiaries considered as a whole or in the capital of the Corporation, other than as disclosed in the Final Prospectus or any Prospectus Amendment, as the case may be; and

(D)                 the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time on the Closing Date, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(ix)                 the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, and signed on behalf of the Selling Shareholder by two senior officers of the Selling Shareholder addressed to the Underwriters certifying for and on behalf of the Selling Shareholder, after having made due enquiry and after having carefully examined the Prospectus, that:

(A)                the Selling Shareholder has duly complied with all covenants and satisfied all the terms and conditions in this Agreement on its part to be performed or satisfied at or prior to the Closing Time; and

(B)                  the representations and warranties of the Selling Shareholder contained in this Agreement are true and correct as of the Closing Time on the Closing Date, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(x)                    the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued share capital of the Corporation;

(xi)                 all necessary approvals of securities regulatory authorities, listing and financial services authorities and other Governmental Authorities having jurisdiction over the Corporation and the Selling Shareholder have been obtained and the Corporation and the Selling Shareholder shall have complied with the conditions of those approvals; and

(xii)              the Underwriters shall have received such other instruments and closing documents as they may reasonably request within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such instruments and closing documents and, in any event, at least 48 hours prior to the Closing Time.

11.                                                    Termination Rights

(a)                    Material Change

If, prior to the Closing Time, there shall occur or be discovered by any Underwriter any material change or change in a material fact which, in the reasonable opinion of the Underwriters or any of them, would be expected to have a significant adverse effect on the market price or value of the Corporation’s securities, any of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation and the Selling Shareholder at any time at or prior to the Closing Time.

(b)                  Regulatory Proceedings Out

If, prior to the Closing Time, any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental authority, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority (other than any such inquiry, action, suit investigation or other proceeding or order relating solely to the Underwriters) or any law or regulation is enacted or proposed or changed that, in the reasonable opinion of the Underwriters or any of them, operates to prevent or restrict the distribution or trading of the Securities, any of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation and the Selling Shareholder at any time at or prior to the Closing Time;

(c)                Disaster Out

If there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crisis, or any law or regulation which, in the opinion of the Underwriters or any of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, any of the Underwriters shall be entitled, at its option, to terminate its obligations under this Agreement by written notice to that effect given to the Corporation and the Selling Shareholder at any time at or prior to the Closing Time.

(d)                Conditions

Each of the Corporation and the Selling Shareholder agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by it to comply with any of such conditions shall entitle any of the Underwriters, at its option, to terminate its obligations under this Agreement by notice to that effect given to the Corporation and the Selling Shareholder at the Closing Time unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(e)                Exercise of Termination Rights

The rights of termination contained in sections 11(a), (b), (c) and (d) of this Agreement may be exercised by any or all of the Underwriters; and such rights of termination are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or the Selling Shareholder, or on the part of the Corporation or the Selling Shareholder to the Underwriters except in respect of any liability which may have arisen or may arise after such termination under section 12, 13, 15 or 16 of this Agreement. A notice of termination given by an Underwriter under section 11(a), (b), (c) or (d) of this Agreement shall not be binding upon the other Underwriters.

12.                            (a)          Indemnity from the Corporation

To the extent permitted by law, the Corporation agrees to protect, hold harmless and indemnify each of the Underwriters and each and every one of the Indemnified Persons from and against all Losses which any such Underwriter may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

(i)                        any information or statement (except any information or statement relating solely to the Underwriters or the Selling Shareholder Information) contained in the Prospectus, in the U.S. Private Placement Memorandum or in any certificate of the Corporation delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)                     any omission or alleged omission to state in the Prospectus, in the U.S. Private Placement Memorandum or any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any material fact or information (except facts or information relating solely to the Underwriters or the Selling Shareholder Information), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)                  any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Underwriters or the Selling Shareholder Information) in the Prospectus or the U.S. Private Placement Memorandum or based upon any failure to comply with Canadian Securities Laws and applicable U.S. securities laws (other than any failure or alleged failure to comply by the Underwriters or the Selling Shareholder), preventing or restricting the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions;

(iv)                 any breach of a representation or warranty made in this Agreement by the Corporation or the failure of the Corporation to comply with any of its obligations hereunder in any material respect; or

(v)                    the Corporation not complying with any requirement of any Canadian Securities Laws or U.S. securities laws applicable to it in connection with the offering and sale of the Securities as contemplated hereby.

(b)                                                       Indemnity from the Selling Shareholder

To the extent permitted by law, the Selling Shareholder agrees to protect, hold harmless and indemnify each of the Underwriters and each and every one of the Indemnified Persons from and against all Losses which any such Underwriter may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly by reason of or in consequence of:

(i)                        any Selling Shareholder Information contained in the Prospectus, in the U.S. Private Placement Memorandum or in any certificate of the Selling Shareholder delivered under this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)                     any omission or alleged omission to state in the Selling Shareholder Information contained in the Prospectus, in the U.S. Private Placement Memorandum or any certificate of the Selling Shareholder delivered under this Agreement or pursuant to this Agreement any material fact or information required to be stated in such Selling Shareholder Information or necessary to make any statement in such Selling Shareholder Information not misleading in light of the circumstances under which it was made;

(iii)                  any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation in the Selling Shareholder Information contained in the Prospectus or the U.S. Private Placement Memorandum or based upon any failure by the Selling Shareholder to comply with Canadian Securities Laws and applicable U.S. securities laws, preventing or restricting the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions;

(iv)                 any breach of a representation or warranty made in this Agreement by the Selling Shareholder or the failure of the Selling Shareholder to comply with any of its covenants hereunder in any material respect; or

(v)                    the Selling Shareholder not complying with any requirement of any Canadian Securities Laws or U.S. securities laws applicable to it in connection with the offering and sale of the Securities as contemplated hereby.

(c)                    Notification of Claims

If any matter or thing contemplated by section 12(a) of this Agreement (any such matter or thing being referred to as a “Corporation Claim”) is asserted against any one or more of the Indemnified Persons, such Indemnified Person will notify the Corporation as soon as reasonably practicable in writing of the nature of such Corporation Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Corporation Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Corporation Claim may be made by the Corporation or the Indemnified Person without the prior written consent of the other Indemnified Persons affected and the Corporation, and none of the Corporation or any of the Indemnified Persons shall be liable for any settlement of any such Corporation Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

If any matter or thing contemplated by section 12(b) of this Agreement (any such matter or thing being referred to as a “Selling Shareholder Claim”) is asserted against any one or more of the Indemnified Persons, such Indemnified Person will notify the Selling Shareholder as soon as reasonably practicable in writing of the nature of such Selling Shareholder Claim and the Selling Shareholder shall be entitled (but not required) to assume the defence of any suit brought to enforce such Selling Shareholder Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Person, acting reasonably, that no settlement of any such Selling Shareholder Claim may be made by the Selling Shareholder or the Indemnified Person without the prior written consent of the other Indemnified Persons affected and the Selling Shareholder, and none of the Selling Shareholder or any of the Indemnified Persons shall be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(d)                Retaining Counsel

In any such Corporation Claim, the Indemnified Person shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Corporation, on behalf of itself and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (ii) the named parties to any such Corporation Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Corporation on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in the first paragraph of section 12(c) of this Agreement, all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless (i) the Corporation and the Indemnified Persons have mutually agreed to retention of more than one legal counsel for the Indemnified Persons or (ii) the Indemnified Persons have or any one of them has been advised in writing by legal counsel thereto that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests among them. Notwithstanding the foregoing, the Corporation shall not be liable for any settlement of any Corporation Claim unless the Corporation has consented in writing to such settlement, such consent not to be unreasonably withheld.

In any such Selling Shareholder Claim, the Indemnified Person shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Person unless: (i) the Selling Shareholder, on behalf of itself and the Indemnified Person shall have mutually agreed to the retention of other counsel, or (ii) the named parties to any such Selling Shareholder Claim (including any added third or impleaded party) include both the Indemnified Person on the one hand and the Selling Shareholder on the other hand and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in the second paragraph of section 12(c) of this Agreement, all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Selling Shareholder, unless (i) the Selling Shareholder and the Indemnified Persons have mutually agreed to retention of more than one legal counsel for the Indemnified Persons or (ii) the Indemnified Persons have or any one of them has been advised in writing by legal counsel thereto that representation of all of the

Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests among them. Notwithstanding the foregoing, the Selling Shareholder shall not be liable for any settlement of any Selling Shareholder Claim unless the Selling Shareholder has consented in writing to such settlement, such consent not to be unreasonably withheld.

13.                          (a)           Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnities provided in section 12 of this Agreement would otherwise be available in accordance with their terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation, the Selling Shareholder and the Underwriters, severally, shall contribute to the aggregate of all claims, expenses, costs and liabilities and all Losses of a nature contemplated in section 12 of this Agreement in such proportions as are appropriate to reflect: (i) as between the Selling Shareholder and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriters’ Fee, less any amount payable by the Underwriters to the Selling Shareholder in connection with the Offering), and the relative benefits received by the Selling Shareholder, on the other hand (being the gross proceeds of the Offering), and (ii) as between the Corporation and the Underwriters, the relative fault of the Corporation, on the one hand, and the relative fault of the Underwriters, on the other hand. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the aggregate Underwriters’ Fee, less any amount payable by the Underwriters to the Selling Shareholder in connection with the Offering, or any portion of such net amount actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person or company who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b)                Right of Contribution in Addition to Other Rights

The rights to contribution provided in this section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters, the Corporation or the Selling Shareholder may have by statute or otherwise at law.

(c)                Calculation of Contribution

In the event that the Corporation and/or the Selling Shareholder may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation and the Selling Shareholder shall together and not individually be limited to contribution in an amount not exceeding the lesser of:

(i)                        the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 13(a) of this Agreement; and

(ii)                     the amount of the aggregate Underwriters’ Fee actually received by the Underwriters from the Selling Shareholder under this Agreement, less any amount payable by the Underwriters to the Selling Shareholder in connection with the Offering.

(d)                    Notice

If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Corporation or the Selling Shareholder, as the case may be, notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this section except to the extent by which the Corporation is prejudiced by such failure, and failure to notify the Selling Shareholder shall not relieve the Selling Shareholder of any obligation which it may have to the Underwriters under this section except to the extent by which the Selling Shareholder is prejudiced by such failure.

If the Corporation has reason to believe that a claim for contribution may arise, it shall give the Underwriters or the Selling Shareholder, as the case may be, notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters shall not relieve any Underwriter of any obligation which it may have to the Corporation under this section except to the extent by which such Underwriter is prejudiced by such failure, and failure to notify the Selling Shareholder shall not relieve the Selling Shareholder of any obligation which it may have to the Corporation under this section except to the extent by which the Selling Shareholder is prejudiced by such failure.

If the Selling Shareholder has reason to believe that a claim for contribution may arise, it shall give the Underwriters or the Corporation, as the case may be, notice of such claim in writing, as soon as reasonably practicable, but failure to notify the Underwriters shall not relieve any Underwriter of any obligation which it may have to the Selling Shareholder under this section except to the extent by which such Underwriter is prejudiced by such failure, and failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Selling Shareholder under this section except to the extent by which the Corporation is prejudiced by such failure.

(e)                    Right of Contribution in Favour of Others

With respect to section 12 of this Agreement and this section 13, each of the Corporation and the Selling Shareholder acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents and trustees for each Indemnified Person.

14.                                                    Severability

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable in whole or in part, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision of this Agreement and such void or unenforeceable provision shall be severable from this Agreement.

15.                                                    Expenses

Whether or not the Offering herein contemplated is completed, the Selling Shareholder will be responsible for all expenses incurred in relation to the Offering, including all reasonable fees and disbursements of legal counsel for the Corporation and the Selling Shareholder, all fees and disbursements of auditors, prospectus filing fees and all costs incurred in connection with the preparation, translation, printing and filing of the Prospectus and the U.S.

Private Placement Memorandum, all costs relating to the certificates representing the Securities and the transfer and re-registration of the Securities, all fees and disbursements of all other local and foreign counsel to the Corporation, all fees and disbursements of the Corporation’s transfer agent and registrar and all expenses related to marketing activities and printing costs (and all applicable taxes thereon); provided, however, that the Underwriters shall be responsible for all of the “out of pocket” expenses incurred by them in connection with the Offering, including all fees and disbursements of legal counsel to the Underwriters (and all applicable taxes on such fees and disbursements).

16.                                                    (a)    Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Securities shall be several and not joint and several and shall be limited as regards each Underwriter to the percentage of the Securities set out opposite the name of such Underwriter below:

RBC Dominion Securities Inc.	50%
BMO Nesbitt Burns Inc.	25%
CIBC World Markets Inc.	25%
100%

Subject to section 16(b) of this Agreement, if any Underwriter fails to purchase its applicable percentage of Securities (the “Defaulted Securities”) at the Closing Time the remaining Underwriters shall have the right, but shall not be obligated, to purchase such Securities, and if more than one of the remaining Underwriters exercises such right, each of the Underwriters that does so shall be entitled to purchase that percentage of the unpurchased Securities that is equal to the percentage determined by dividing the number of Securities purchased by that Underwriter by the total number of Securities purchased. In the event that such right is not exercised and the number of Defaulted Securities is 5% or greater than 5% of the Securities, the Underwriters which are not in default shall be relieved of all obligations to the Selling Shareholder and the Corporation. In the event that such right is not exercised and the number of Defaulted Securities is less than 5% of the Securities, the Underwriters which are not in default shall be obligated, severally and not jointly, to purchase on a pro rata basis or in such other proportions as the non-defaulting Underwriters may agree, all of the percentage of the Securities which would otherwise have been purchased by such Underwriter which is in default, provided that the non-defaulting Underwriters shall have the right to postpone the Closing Time for such period, not exceeding three Business Days, as they shall determine and notify the Corporation in order that the required changes, if any, to the Prospectus or to any other documents or other arrangements may be effected. Nothing in this section shall relieve from liability to the Selling Shareholder or the Corporation the Underwriter which shall be so in default. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under sections 12, 13 and 15 of this Agreement. In the event of a termination by the Selling Shareholder of its obligations under this Agreement, there shall be no further liability on the part of the Selling Shareholder to the Underwriters except in respect of any liability which may have arisen or may arise under sections 12, 13 and 15 of this Agreement. Nothing in this Agreement shall obligate a U.S. broker-dealer affiliate of any of the Underwriters to purchase Securities. Any U.S. broker-dealer that makes offers and sales of the Securities to U.S. persons will do so only as an agent for an Underwriter.

(b)                    Rights to Purchase of the Other Underwriters

If any of the Underwriters shall exercise its right of termination under section 11 of this Agreement, the remaining Underwriters shall have the right, but shall not be obligated, to offer or purchase all of the Securities which would otherwise have been purchased by such Underwriter which has so exercised its right of termination and if more than one of the remaining Underwriters exercises such right, each of the Underwriters that does so shall be entitled to purchase that percentage of the unpurchased Securities that is equal to the percentage determined by dividing the number of Securities purchased by that Underwriter by the total number of Securities purchased.

(c)                    Selling Shareholder Not Obliged to Sell Less than All

Nothing in this section 16 of this Agreement shall oblige the Selling Shareholder to sell to the Underwriters less than all of the Securities.

17.                                                    Lock-Ups

Each of the Corporation and the Selling Shareholder hereby agrees, with effect from October 14, 2010, not to directly or indirectly: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any common shares of the Corporation or securities convertible into or exchangeable for common shares of the Corporation (other than for purposes of directors’, officers’ or employee incentive plans and to satisfy existing instruments issued at the date hereof and, in the case of the Selling Shareholder only, other than in connection with a take-over bid (as defined in Canadian securities legislation), amalgamation, merger, plan of arrangement or other transaction or series of transactions that would, if completed, result in the acquisition, directly or indirectly, of all of the issued and outstanding common shares of the Corporation); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether any such transaction described in clause (i) or (ii) above is settled by delivery of common shares or other such securities of the Corporation, in cash or otherwise, for a period ending 90 days after October 14, 2010, without the prior written consent of RBC, on behalf of itself and the other Underwriters, such consent not to be unreasonably withheld.

18.                                                    Survival of Representations and Warranties

The representations, warranties, obligations and agreements of each of the Corporation, the Selling Shareholder and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Securities shall survive the purchase of the Securities and shall continue in full force and effect unaffected by any subsequent disposition of the Securities by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus or the distribution of the Securities.

19.                                                    Time of the Essence

Time shall be of the essence of this Agreement.

20.                                                    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

21.                                                    Funds

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise stated herein.

22.                                                    Notice

Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy to:

If to the Selling Shareholder, addressed and sent to:

Hochschild Mining plc / Hochschild Mining Holdings Limited
Calle La Colonia No. 180
Urb. El Vivero
Santiago de Surco
Lima 33

Attention: Ramón Barúa
Fax No.: +511 437 5009

If to the Selling Shareholder, with a copy (for informational purposes only and not constituting formal notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Quentin Markin
Fax No.: 416-861-0445

If to the Corporation, addressed and sent to:

Lake Shore Gold Corp.
181 University Avenue, Suite 2000
Toronto, Ontario
M5H 3M7

Attention: Anthony Makuch
Fax No.: 416-703-7764

If to the Corporation, with a copy (for informational purposes only and not constituting formal notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: Jay Goldman
Fax No.: 416-644-9337

If to RBC Dominion Securities Inc., addressed and sent to:

RBC Dominion Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, 4th Floor
P.O. Box 50
Toronto, Ontario
M5J 2W7

Attention: Timothy Loftsgard
Fax No.: 416-842-7527

If to BMO Nesbitt Burns Inc., addressed and sent to:

BMO Nesbitt Burns Inc.
1 First Canadian Place, 4th Floor
P.O. Box 150
Toronto, Ontario
M5X 1H3

Attention: Jason Neal
Fax No. 416-359-4459

If to CIBC World Markets Inc., addressed and sent to:

CIBC World Markets Inc.
161 Bay Street, 7th Floor
Toronto, Ontario
M5J 2S8

Attention: Rick McCreary
Fax No.: 416-594-8848

If to any Underwriter, with a copy (for informational purposes only and not constituting formal notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
100 King Street West, Suite 6100
Toronto, Ontario
M5X 1B8

Attention: Desmond Lee
Fax No.: 416-862-6666

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. (Toronto time) on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. (Toronto time) on a Business Day.

23.                                                    Authority of RBC

RBC is hereby authorized by each of the other Underwriters to act on its behalf, but only in respect of the matters so specified in this Agreement in section 7 and section 17. RBC shall not be authorized to act on behalf of the other Underwriters on any other matter in this Agreement. Without limiting the generality of the foregoing, RBC shall not be authorized to act on behalf of any other Underwriter in respect of any consent to a settlement pursuant to section 12(c) which consent shall be given by the Indemnified Person, a notice of termination pursuant to section 11 which notice may be given (subject to section 11(e)) by any of the Underwriters, or any waiver pursuant to section 11(d), which waiver must be signed by all of the Underwriters. RBC shall consult with the other Underwriters concerning any matter in respect of which it acts as a representative of the Underwriters.

24.                                                    Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

25.                                                    Schedules

The Schedules hereto form an integral part of this Agreement.

26.                                                    No Fiduciary Duty

The Corporation and Selling Shareholder hereby acknowledge that (i) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Parties, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Company or the Selling Shareholder and (iii) the engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation and the Selling Shareholder agree that they are each solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation or the Selling Shareholder on related or other matters). The Corporation and the Selling Shareholder agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation or the Selling Shareholder, in connection with the Offering.

27.                                                    Entire Agreement

This Agreement shall constitute the entire agreement between the parties with respect to the subject matter of this Agreement and shall not be changed, modified or rescinded, except in writing signed by the parties. The provisions of this Agreement supersede all contemporaneous oral agreements and all prior oral and written quotations, communications, agreements and understandings of the parties with respect to the subject matter of this Agreement.

[The remainder of this page is intentionally left blank.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to RBC Dominion Securities Inc. upon which this letter as so accepted shall constitute an agreement among us.

RBC DOMINION SECURITIES INC.

Per:	“Timothy Loftsgard”
Timothy Loftsgard Director

BMO NESBITT BURNS INC.

Per:	“Jason Neal”
Jason Neal
Managing Director

CIBC WORLD MARKETS INC.

Per:	“Rick McCreary”
Rick McCreary
Managing Director

The foregoing is accepted and agreed to as of the date first above written.

HOCHSCHILD MINING PLC

Per:	“Ignacio Bustamante”
Ignacio Bustamante
Chief Executive Officer

HOCHSCHILD MINING HOLDINGS LIMITED

Per:	“Jose A. Palma”
Jose A. Palma
Authorized Signatory

LAKE SHORE GOLD CORP.

Per:	“Anthony Makuch”
Anthony Makuch
President and Chief Executive Officer

Per:	“Mario Stifano”
Mario Stifano
Chief Financial Officer

SCHEDULE A

Currently Issuable Shares

Options

Expiry Date	Weighted Average Strike Price ($)	Outstanding Options
11/9/2010	1.35	5,000
12/21/2010	2.09	200,000
1/5/2011	2.28	5,000
4/16/2011	2.00	25,000
11/23/2011	1.75	50,000
11/24/2011	1.75	302,500
2/13/2012	1.94	200,000
11/20/2012	1.96	468,334
2/12/2013	1.79	75,000
1/2/2013	1.73	1,152,300
3/13/2013	1.81	119,600
3/31/2013	1.73	150,000
4/14/2013	1.71	239,000
5/5/2013	1.63	150,000
5/15/2013	1.60	50,000
5/25/2013	1.60	50,000
5/26/2013	1.62	30,000
5/29/2013	1.61	65,100
8/8/2013	1.27	50,000
8/11/2013	1.28	300,000
9/5/2013	1.2691	53,334
9/29/2013	1.27	50,000
10/20/2013	0.88	90,000
10/23/2013	0.86	33,334
10/15/2013	0.89	375,000
10/27/2013	0.84	120,000
11/5/2013	0.79	40,000
12/1/2013	0.74	50,000
11/6/2013	0.80	1,726,700
3/11/2014	1.33	60,000
5/21/2014	1.714	105,000
1/26/2014	1.33	45,000
10/25/2014	3.25	45,000
11/5/2010	1.5044	274,172
1/4/2011	0.75	109,500
9/21/2011	0.55	474,500
3/5/2012	0.86	50,000

Options

1/7/2014	0.82	244,000
6/24/2014	2.12	456,250
11/9/2014	3.85	15,000
11/17/2014	4.13	2,324,500
11/30/2014	4.06	90,000
12/13/2014	3.74	300,000
1/10/2015	4.05	60,000
5/2/2015	3.19	18,000
6/14/2015	3.13	453,000
6/27/2015	3.13	15,000
6/30/2015	3.15	411,000
7/18/2015	3.61	15,000
8/22/2015	3.62	120,000
10/5/2015	3.65	8,766,000
TOTAL		20,676,124

Warrants

Expiry Date	Exercise Price ($)	Outstanding Warrants
12/04/2010	1.30	1,638,737
09/17/2011	3.70	438,000
09/17/2011	4.75	75,000
		2,151,737

A-2

SCHEDULE B

United States Offers And Sales

1.                          Capitalized terms used in this Schedule “B” and not defined in this Schedule “B” shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a national of any country other than the United States, or a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published on the Internet or in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of section 4(2) of the U.S. Securities Act;

“Off-Shore Transaction” means “off-shore transaction” as defined in Regulation S;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A (a)(i);

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Selling Firms” means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of Securities under the terms of this agreement, including this Schedule “B”;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the Underwriters’ respective United States broker dealer affiliates;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder;

“U.S. Private Placement Memorandum” means the private placement offering memorandum for the offering of the Securities in the United States;

“U.S. Person” means a “U.S. Person” as that term is defined in Regulation S; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

2.                          The Corporation represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date hereof and the Closing Time:

(a)                    the Corporation is a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to any class of the Corporation’s securities;

(b)                   none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) nor any person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliate and any person acting on their behalf, as to whom no representations are made) (i) has engaged or will engage in any Directed Selling Efforts with respect to the Securities, (ii) has taken any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Securities in the United States in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities in Off-Shore Transactions outside the U.S. in accordance with the Underwriting Agreement, or (iii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Securities in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(c)                    the Securities are not securities of an open-end investment company, a unit investment trust or a face-amount certificate company registered or required to be registered under the United States Investment Company Act of 1940, as amended;

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(d)                   the Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(e)                    so long as any Securities which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is neither exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Corporation will furnish to any holder of the Securities which have been sold in the United States in reliance upon Rule 144A and any prospective purchaser of the Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Securities to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

(f)                      except with respect to the offer and sale of the Securities offered hereby, the Corporation has not, within six months before the commencement of the offer and sale of the Securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Securities;

(g)                   except with respect to offers and resales to Qualified Institutional Buyers in reliance on an exemption from registration available under Rule 144A, neither the Corporation, nor any of its affiliates, nor any person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Securities to or, or for the benefit or account of a person in the United States, or (ii) any sale of the Securities unless, at the time the buy order was or will have been originated, the purchaser is outside the United States or the Corporation, its affiliates an any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(h)                   the Corporation is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

(i)                       at the date hereof and as of the Closing Time, the Securities are not and will not be (i) part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system” (within the meaning of Rule 144A), or (iii) convertible, exchangeable or exercisable at an effective conversion premium or effective exercise premium (calculated as specified in paragraph (a)(6) or (a)(7), as applicable, of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted; and

(j)                       for each taxable year, if any, that the Corporation qualifies as a PFIC, the Corporation will provide to any purchaser that is a “United States person,” as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended

3

(the “Code”), upon such purchaser’s request (i) a “PFIC Annual Information Statement,” as described in U.S. Treasury Regulation Section 1.1295-1(g)(1) (or any successor U.S. Treasury regulation), including all representations and statements required by such PFIC Annual Information Statement, and (ii) all additional information that such purchaser is required to obtain in connection with making or maintaining a valid and effective “qualified electing fund” election, as defined in Section 1295 of the Code, with respect to the Corporation (a “QEF Election”). The Corporation shall also take such other actions as may reasonably be necessary to facilitate and maintain a QEF Election by any such purchaser. With regard to the PFIC Annual Information Statement, except as otherwise requested by any particular purchaser, the Corporation must provide a PFIC Annual Information Statement described in U.S. Treasury Regulation Section 1.1295-1(g)(1)(ii)(A), and, as permitted by U.S. Treasury Regulation Section 1.1293-1(a)(2)(A), the Corporation will calculate and report the amount of each category of long-term capital gain described in Section 1(h) of the Code that was recognized by the Corporation in the taxable year.

3.                          The Selling Shareholder represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date hereof and the Closing Time:

(a)                    none of the Selling Shareholder, its affiliates (as defined in Rule 405 under the U.S. Securities Act) nor any person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliate and any person acting on their behalf, as to whom no representations are made) (i) has engaged or will engage in any Directed Selling Efforts with respect to the Securities, (ii) has taken any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Securities in the United States in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities in Off-Shore Transactions outside the U.S. in accordance with the Underwriting Agreement, or (iii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Securities in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(b)                   except with respect to offers and resales of Securities to Qualified Institutional Buyers through the Underwriters and their U.S. Affiliates in reliance on an exemption from registration available under Rule 144A and in accordance with this Agreement, neither the Selling Shareholder, nor any of its affiliates, nor any person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Securities to or, or for the benefit or account of a person in the United States, or (ii) any sale of the Securities unless, at the time the buy order was or will have been originated, the purchaser is outside the United States or the Selling Shareholder, its affiliates an any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.                          Each of the Underwriters represents and warrants to the Corporation and the Selling Shareholder that, as of the date hereof and the Closing Time:

4

(a)                    it acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold within the United States, or for the benefit or account of any person in the United States, except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Act and exemptions from registration under applicable state securities laws. It has offered and sold, and will offer and sell or resell the Securities forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 4(b) through 4(k) below. Accordingly, neither it, its U.S. Affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs 4(b) through 4(k) below): (i) any offer to sell or any solicitation of an offer to buy, any Securities to, or for the benefit or account of, any person in the United States; (ii) any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or it, its U.S. Affiliate or persons acting on their behalf reasonably believed that such purchaser was outside the United States; or (iii) any Directed Selling Efforts in the United States with respect to the Securities;

(b)                   it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its U.S. registered broker-dealer affiliates, any U.S. Affiliate of any Selling Firms or with the prior written consent of the Corporation. It shall require each Selling Firm and its U.S. Affiliates to agree, for the benefit of the Corporation and the Selling Shareholder, to be bound by and to comply with, and shall use its best efforts to ensure that each Selling Firm and its U.S. Affiliates complies with, the provisions of this Schedule “B” as if such provisions applied to such Selling Firm or affiliate;

(c)                    all offers and sales of the Securities in the United States will be effected only by its U.S. Affiliates, and in all cases in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities laws;

(d)                   each of its U.S. Affiliates is an SEC registered broker-dealer;

(e)                    it and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(f)                      immediately prior to soliciting any offerees in the United States, the Underwriter, its affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser purchasing the Securities from such Underwriter or its U.S. Affiliate is a Qualified Institutional Buyer;

5

(g)                   prior to completion of any sale of Securities in the United States, each U.S. purchaser thereof will be required to acknowledge receipt of the U.S. Private Placement Memorandum;

(h)                   each offeree of Securities that is in the United States shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Securities that is in the United States shall be provided, prior to time of purchase of any Securities, with a copy of the final U.S. Private Placement Memorandum;

(i)                       at least one Business Day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of the Securities in the United States;

(j)                       at the Closing, each Underwriter (together with its U.S. Affiliates) that participated in the offer of Shares in the United States, will provide a certificate, substantially in the form of Appendix II to this Schedule “B”, relating to the manner of the offer and sale of the Securities in the United States;

(k)                    it will inform, and will cause its U.S. Affiliates to inform, all purchasers of the Securities in the United States by delivery of the U.S. Private Placement Memorandum that such securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance upon Rule 144A.

6

APPENDIX II
TO SCHEDULE “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of Units of Lake Shore Gold Corp. (the “Corporation”) pursuant to the underwriting agreement dated October 20, 2010, between the Corporation, Hochschild Mining plc, Hochschild Mining Holdings Limited and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned, does hereby certify as follows:

(a)                    each U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale of Securities made by it, and all offers and sales of the Securities in the United States have been and will be effected by the U.S. Affiliates in accordance with all U.S. broker-dealer requirements;

(b)                   each offeree of Securities in the United States was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, (the “Offering Documents”) for the offering of the Securities in the United States, and we and our U.S. Affiliates have not used and will not use any written material other than the Offering Documents;

(c)                    immediately prior to our transmitting the U.S. Private Placement Memorandum to the offerees, we had reasonable grounds to believe, and did believe, that each offeree was a Qualified Institutional Buyer, and on the date hereof we continue to believe that each purchaser of the Securities purchasing from us through our U.S. Affiliates is a Qualified Institutional Buyer;

(d)                   no form of General Solicitation, General Advertising or Directed Selling Efforts was used by us or our U.S. Affiliates including, without limitation, advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(e)                    the offering of the Securities in the United States has been conducted by us and our U.S. Affiliates in accordance with the Underwriting Agreement, including Schedule “B” thereto.

Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule “B” thereto).

DATED the                         day of                                  , 2010.

RBC CAPITAL MARKETS CORPORATION

By:
Name:
Title:

BMO CAPITAL MARKETS CORP.

By:
Name:
Title:

CIBC WORLD MARKETS CORP.

By:
Name:
Title:

C-II2